N E W S   R E L E A S E

TALISMAN RENEWS NORMAL COURSE ISSUER BID

CALGARY, Alberta – March 24, 2006 - Talisman Energy Inc. has made the necessary filings with Toronto Stock Exchange in order to continue to purchase its common shares from time to time in accordance with the normal course issuer bid procedures under Canadian securities laws.

During the 12-month period of Talisman's previous normal course issuer bid up to March 23, 2006, the Company purchased an aggregate of 2,021,900 common shares at an average price of $46.06 per share.

Pursuant to a notice filed with the Toronto Stock Exchange, Talisman may purchase for cancellation up to 18,313,400 of its common shares (representing 5% of the 366,267,990 common shares outstanding as at March 23, 2006), during the 12 month period commencing March 28, 2006 and ending March 27, 2007.  The price that Talisman will pay for any shares acquired under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted by the Toronto Stock Exchange. The purchases will be made through the facilities of the Toronto Stock Exchange or such other means as may be permitted by applicable stock exchange rules.

Talisman's primary objective is to increase shareholder value by delivering growth in reserves and production volumes per share. While successful exploration and development are the best value generators in the upstream oil and gas business, Talisman also advances this objective through the purchase of its own shares.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Sr. Manager, Corporate &

Investor Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:  tlm@talisman-energy.com

08-06